November 7, 2006
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Adcare Health Systems, Inc.
Registration Statement on Form SB-2
File No. 333-131542
Dear Securities and Exchange Commission:
     Pursuant to Rule 461 under the Securities Act of 1933, Adcare Health Systems, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 10:00 a.m. Eastern Time on Thursday November 9, 2006, or at such later time as the Company may request by telephone to the Commission.
     The Company additionally request that the Registration Statement on Form 8-A filed along with this Letter be accelerated so that the Registration Statement on Form 8-A may become effective concurrently with the effectiveness of the Registration Statement on Form SB-2.
     The Company hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
November 7, 2006

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ADCARE HEALTH SYSTEMS, INC.

BY:	/s/ David A. Tenwick

David A. Tenwick, Chairman